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------                           U.S. SECURITIES AND EXCHANGE COMMISSION                              ------------------------------
FORM 4                                    WASHINGTON, DC 20549                                                 OMB APPROVAL
------                                                                                                ------------------------------
                               STATEMENT OF CHANGES IN BENEFICIAL OWNERSHIP                           OMB Number:          3235-0287
[ ] Check box if no                                                                                   Expires:    September 30, 2001
    longer subject to         Filed pursuant to Section 16(a) of the Securities                       Estimated average burden
    Section 16. Form 4            Exchange Act of 1934, Section 17(a) of the                          hours per response.........0.6
    or Form 5 obligations         Public Utility Holding Company Act of 1935                          ------------------------------
    may continue. See              or Section 30(f) of the Investment Company
    Instruction 1(b).                           Act of 1940

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 1. Name and Address of Reporting Person*      2. Issuer Name and Ticker or Trading Symbol   6. Relationship of Reporting Person to
    KU LEARNING, L.L.C.                           NOBEL LEARNING COMMUNITIES, INC. (NLCI)         Issuer (Check all applicable)
---------------------------------------------  ----------------------------------------------       Director       X 10% Owner
  (Last)          (First)          (Middle)    3. IRS or Social Security  4. Statement for      ----              ---
    844 MORAGA DRIVE                              Number of Reporting        Month/Year             Officer (give    Other (Specify
---------------------------------------------     Person (Voluntary)        NOVEMBER 1999       ----        title ---       below)
                 (Street)                                                 ------------------                below)
    LOS ANGELES, CALIFORNIA  90049                                        5. If Amendment,
---------------------------------------------                                Date of Original       --------------------------------
  (City)           (State)           (Zip)                                   (Month/Year)
                                                                                             7. Individual or Joint/Group Filing
                                                                          ------------------    (Check applicable line)
                                                                                                      Form filed by one
                                                                                                ----  Reporting Person
                                                                                                 X    Form filed by more than
                                                                                                ----  one Reporting Person
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                         TABLE 1 -- NON-DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
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 1. Title of Security           2. Trans-   3. Transac-  4. Securities Acquired (A)  5.  Amount of Se-    6. Owner-      7. Nature
  (Instr. 3)                       action      tion         or Disposed of (D)           curities Benefi-    ship           of In-
                                   Date        Code         (Instr. 3, 4 and 5)          cially Owned at     Form:          direct
                                               (Instr. 8)                                End of Month        Direct         Benefi-
                                  (Month/                                                (Instr. 3 and 4)    (D) or         cial
                                   Day/   ---------------------------------------                            Indirect       Owner-
                                   Year)                 Amount   (A) or    Price                            (I)            ship
                                                                  (D)                                        (Instr. 4)     (Instr.
                                                                                                                            4)

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   COMMON STOCK                 11/08/1999       P       600,000   A       $6.25         1,883,500(1)            D
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*If the Form is filed by more than one Reporting Person, see Instruction 4(b)(v).
Reminder: Report on a separate line for each class of securities beneficially owned directly or indirectly.                   (Over)
(1) The persons identified on the attached Joint Filer Information statement may be deemed to have indirect beneficial ownership of the shares.
                                                                               (Print or Type Response)                       (8/96)

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


FORM 4 (CONTINUED)        TABLE II -- DERIVATIVE SECURITIES ACQUIRED, DISPOSED OF, OR BENEFICIALLY OWNED
                                  (E.G., PUTS, CALLS, WARRANTS, OPTIONS, CONVERTIBLE SECURITIES)

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1. Title of Derivative    2. Conver-   3. Trans-  4. Trans-   5. Number of     6. Date Exer-   7. Title and Amount   8. Price
   Security                  sion or      action     action      Derivative       cisable and     of Underlying         of
   (Instr. 3)                Exercise     Date       Code        Securities Ac-   Expiration      Securities            Deriv-
                             Price of     (Month/    (Instr. 8)  quired (A) or    Date            (Instr. 3 and 4)      ative
                             Deriv-       Day/                   Disposed of (D)  (Month/Day/                           Secur-
                             ative        Year)                  (Instr. 3, 4,    Year)                                 ity
                             Security                            and 5)                                                 (Instr. 5)
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                                                    Code  V     (A)     (D)    Date    Expira-    Title   Amount or
                                                                               Exer-   tion               Number of
                                                                               cisable Date               Shares
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
1. Title of Derivative       9. Number of           10. Ownership               11. Nature of
   Security                     Derivative              Form of                     Indirect
   (Instr. 3)                   Securities              Derivative                  Beneficial
                                Beneficially            Security:                   Ownership
                                Owned at End            Direct (D)                  (Instr. 4)
                                of Month                or Indirect (I)
                                (Instr. 4)              (Instr. 4)

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Explanation of Responses:

**Intentional misstatements or omissions of facts constitute Federal Criminal Violations.
See 18 U.S.C. 1001 and 15 U.S.C. 78ff(a).
                                                                                  /s/ STANLEY E. MARON              December 8, 1999
Note: File three copies of this Form, one of which must be manually signed.       -------------------------------   ----------------
  If space provided is insufficient, see Instruction 6 for procedure.                  Stanley E. Maron             Date
                                                                                     Assistant Secretary
                                                                                      KU Learning, L.L.C.
Potential persons who are to respond to the collection of information             **Signature of Reporting Person        Page 2 of 2
contained in this form are not required to respond unless the form                                                   SEC 1474 (7/96)
displays a currently valid OMB Number.

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
                             JOINT FILER INFORMATION

           Nature of Indirect Beneficial Ownership (All Joint Filers)

            The Designated Filer for this Form 4 is KU Learning, L.L.C., a
Delaware limited liability company ("KU Learning"). Each of the following is a Joint Filer with KU Learning, and may be deemed, for reasons set forth herein below, to share indirect beneficial ownership with KU Learning in the shares that KU Learning owns directly: Knowledge Universe Learning, Inc. a Delaware corporation ("KUL, Inc."), Knowledge Universe, Inc., a Delaware corporation
("KU, Inc."), Knowledge Universe, L.L.C., a Delaware limited liability company
("Knowledge Universe"), ET Holdings, L.L.C., a Delaware limited company ("ET
Holdings"), ET Consolidated, L.L.C., a Delaware limited liability company ("ET
Consolidated"), Hampstead Associates, L.L.C., a Delaware limited liability company, ("Hampstead"), Mollusk Holdings, LLC, a California limited liability company ("Mollusk"), Cephalopod Corporation, a California corporation
("Cephalopod"), Lawrence Investments, LLC, a California limited liability company ("Lawrence"), Lawrence J. Ellison, an individual ("Ellison"), Ridgeview
Associates, LLC, a California limited liability company ("Ridgeview"), Michael
R. Milken, an individual and Lowell J. Milken, an individual (collectively, the "Reporting Persons"). Except as otherwise indicated, the address of the Reporting Persons is 844 Moraga Drive, Los Angeles, California 90049. The address of Mollusk is c/o Andrew L. Dudnick, 351 California Street, 15th Floor,
San Francisco, CA 94104. The address of Cephalopod and Ellison is c/o Carolyn
Balkenhol, Oracle Corporation, 500 Oracle Parkway, Redwood Shores, CA 94065. The address of Lawrence is c/o Philip B. Simon, 101 Ygnacio Valley Road, Suite 310,
Walnut Creek, CA 94596.

            The Designated Filer and the Joint Filers beneficially own an aggregate of 1,883,500 shares of the Common Stock. KU Learning has the power to vote and dispose of all such shares.

            KUL, Inc. is the sole member of KU Learning, and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of Common Stock beneficially owned by KU Leaning. KU, Inc. is the sole stockholder of KUL, Inc., and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of Common Stock beneficially owned by KUL, Inc. Knowledge Universe is the sole stockholder of KU, Inc., and in such capacity may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of the Common Stock beneficially owned by KU, Inc. ET Holdings is the manager and a member of Knowledge Universe, and in such capacities may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of the Common Stock beneficially owned by Knowledge Universe. ET
Consolidated is the manager and a member of ET Holdings, and in such capacities may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of the Common Stock beneficially owned by ET Holdings. Hampstead is the manager and a member of ET Consolidated, and in such capacities may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of the Common Stock beneficially owned by ET Consolidated. Mollusk, as a member of Hampstead, and by virtue of its ability to act as, or appoint, a co-manager of Hampstead, may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of any shares of the Common Stock beneficially owned by Hampstead. Cephalopod and Lawrence are the managers and members of Mollusk, and in such capacities may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of the Common Stock beneficially owned by Mollusk. Ridgeview is the manager and a member of Hampstead, and in such capacities may be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of the Common Stock beneficially owned by Hampstead. Michael R. Milken, Lowell J. Milken and Ellison may each be deemed to be a controlling person of Hampstead, ET Consolidated, ET Holdings, Knowledge Universe, KU, Inc., KUL, Inc. and KU Learning and, in such capacity, may each be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of the Common Stock beneficially owned by those entities. Michael R. Milken and Lowell J. Milken may each be deemed to be a controlling person of Ridgeview and Ellison may be deemed to be a controlling person of Cephalopod and Lawrence and, in such capacities, they may each be deemed to have the power to direct the voting and disposition of, and to share beneficial ownership of, any shares of the Common Stock beneficially owned by Ridgeview, in the case of Michael R. Milken and Lowell J. Milken, and Cephalopod and Lawrence, in the case of Ellison.

Additional Information and Signatures

Name:  KNOWLEDGE UNIVERSE LEARNING, INC.

Address: 844 Moraga Drive, Los Angeles, CA  90049

Designated Filer:  KU LEARNING, L.L.C.

Issuer & Ticker Symbols:  Nobel Learning Communities, Inc. (NLCI)

Date of Event Requiring Statement:  November 8, 1999

Dated:  December 8, 1999

KNOWLEDGE UNIVERSE LEARNING, INC.,
a Delaware corporation

       /s/ Stanley E. Maron
       ----------------------------------
By:    Stanley E. Maron
Its:   Secretary

Name:  KNOWLEDGE UNIVERSE, INC.

Address: 844 Moraga Drive, Los Angeles, CA  90049

Designated Filer:  KU LEARNING, L.L.C.

Issuer & Ticker Symbols:  Nobel Learning Communities, Inc. (NLCI)

Date of Event Requiring Statement:  November 8, 1999

Dated:  December 8, 1999

KNOWLEDGE UNIVERSE, INC.,
a Delaware corporation

       /s/ Stanley E. Maron
       ----------------------------------
By:    Stanley E. Maron
Its:   Secretary


Name:  KNOWLEDGE UNIVERSE, L.L.C.,

Address: (see above)

Designated Filer:  KU LEARNING, L.L.C.

Issuer & Ticker Symbols:  Nobel Learning Communities, Inc. (NLCI)

Date of Event Requiring Statement:  November 8, 1999

Dated:  December 8, 1999

KNOWLEDGE UNIVERSE, L.L.C.,
a Delaware limited liability company

       /s/ Stanley E. Maron
       ----------------------------------
By:    Stanley E. Maron
Its:   Secretary

Name:  ET HOLDINGS, L.L.C.,

Address: (see above)

Designated Filer:  KU LEARNING, L.L.C.

Issuer & Ticker Symbols:  Nobel Learning Communities, Inc. (NLCI)

Date of Event Requiring Statement:  November 8, 1999

Dated:  December 8, 1999

ET HOLDINGS, L.L.C.,
a Delaware limited liability company

       /s/ Stanley E. Maron
       ----------------------------------
By:    Stanley E. Maron
Its:   Assistant Secretary


Name:  ET CONSOLIDATED, L.L.C.,

Address: (see above)

Designated Filer:  KU LEARNING, L.L.C.

Issuer & Ticker Symbols:  Nobel Learning Communities, Inc. (NLCI)

Date of Event Requiring Statement:  November 8, 1999

Dated:  December 8, 1999

ET CONSOLIDATED, L.L.C.,
a Delaware limited liability company

       /s/ Stanley E. Maron
       ----------------------------------
By:    Stanley E. Maron
Its:   Assistant Secretary

Name:  HAMPSTEAD ASSOCIATES, L.L.C.,

Address: (see above)

Designated Filer:  KU LEARNING, L.L.C.

Issuer & Ticker Symbols:  Nobel Learning Communities, Inc. (NLCI)

Date of Event Requiring Statement:  November 8, 1999

Dated:  December 8, 1999

HAMPSTEAD ASSOCIATES, L.L.C.,
a Delaware limited liability company

By:    RIDGEVIEW ASSOCIATES, LLC,
       a California limited liability company
Its:   Manager

       /s/ Lowell J. Milken
       ----------------------------------
By:    Lowell J. Milken
Its:   Manager


Name:  MOLLUSK HOLDINGS, LLC

Address: c/o Andrew L. Dudnick, 351 California Street, 15th Floor,
         San Francisco, CA 94104

Designated Filer:  KU LEARNING, L.L.C.

Issuer & Ticker Symbols:  Nobel Learning Communities, Inc. (NLCI)

Date of Event Requiring Statement:  November 8, 1999

Dated:  December 8, 1999

MOLLUSK HOLDINGS, LLC,
a California limited liability company

By:    CEPHALOPOD CORPORATION,
       a California corporation
Its:   Manager

       /s/ Lawrence J. Ellison
       ----------------------------------
By:    Lawrence J. Ellison
Its:   Chief Executive Officer

Name: CEPHALOPOD CORPORATION

Address: c/o Carolyn Balkenhol, Oracle Corporation, 500 Oracle Parkway,
         Redwood Shores, CA 94065

Designated Filer:  KU LEARNING, L.L.C.

Issuer & Ticker Symbols:  Nobel Learning Communities, Inc. (NLCI)

Date of Event Requiring Statement:  November 8, 1999

Dated:  December 8, 1999

CEPHALOPOD CORPORATION,
a California corporation

       /s/ Lawrence J. Ellison
       ----------------------------------
By:    Lawrence J. Ellison
Its:   Chief Executive Officer


Name:  LAWRENCE INVESTMENTS, LLC.

Address: c/o Philip B. Simon, 101 Ygnacio Valley Road, Suite 310, Walnut Creek, CA 94596

Designated Filer:  KU LEARNING, L.L.C.

Issuer & Ticker Symbols:  Nobel Learning Communities, Inc. (NLCI)

Date of Event Requiring Statement:  November 8, 1999

Dated:  December 8, 1999

LAWRENCE INVESTMENTS, LLC,
a California limited liability company

       /s/ Lawrence J. Ellison
       ----------------------------------
By:    Lawrence J. Ellison
Its:   Manager

Name:  RIDGEVIEW ASSOCIATES, L.L.C.,

Address: (see above)

Designated Filer:  KU LEARNING, L.L.C.

Issuer & Ticker Symbols:  Nobel Learning Communities, Inc. (NLCI)

Date of Event Requiring Statement:  November 8, 1999

Dated:  December 8, 1999

RIDGEVIEW ASSOCIATES, LLC,
a California limited liability company

       /s/ Lowell J. Milken
       ----------------------------------
By:    Lowell J. Milken
Its:   Manager


/s/ Michael R. Milken
----------------------------------
Michael R. Milken, an individual


/s/ Lowell J. Milken
----------------------------------
Lowell J. Milken, an individual


/s/ Lawrence J. Ellison
----------------------------------
Lawrence J. Ellison, an individual